NORTHEAST
INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
Q4 2025

Market Recap

During the fourth quarter of 2025, the high yield market – as well as the US Treasury market – was mostly rangebound. Corporate yields were slightly higher, accompanied by slightly lower pricing. Treasury bond pricing was relatively flat. Volatility was more muted than earlier in the year in response to geopolitical events, perhaps as market participants became accustomed to the uncertainty and, equally plausibly, began to assume that ordinarily startling announcements might have a negotiating or temporary flavor to them.

One of the more salient features of the quarter was also what didn't happen: worst-case predictions about the economic impact of tariffs and the jobs market did not come to fruition. In the first case, it can be argued that the impact was muted because either tariff levels were less than feared or that firms have not yet passed the full impact onto consumers. On the second case, that has relevance because both many market participants and policy makers alike feared that weak jobs numbers starting in the second quarter could spiral into a self-reinforcing loop and require a policy response in the form of lower interest rates. However, neither came to pass.


US HIGH YIELD INDEX OPTION-ADJUSTED SPREAD
2021-2025
5-Year Average = 360 bps or 3.6%

With a new Federal Reserve Chair set to take office in May and growing divergence within the Committee—reflected in an uptick in dissent amid broader market uncertainty—the Fed stayed on a dovish path, implementing 25 basis point rate cuts at its October and December meetings.

From a total return standpoint, the ICE BofA High Yield Index (the "Index") did well at +1.3% during Q4 and +8.5% for the calendar year. On a ratings basis, BB rated bonds outperformed with +1.6% and +8.9% for the 3-month and 1-year periods. CCC or lower rated bonds underperformed at -0.5% and 6.5% over the same periods.

Yields/Spreads:

The yield-to-worst ("YTW") for the Index slid down to 6.63%, an 11 basis point ("bps") drop in Q4. The yield has dropped roughly 300 bps since October 2023, yet is still only slightly below its 10-year average of 6.70%. The yield on the 10-Yr Treasury has fluctuated between the 4.00-4.25% range for much of the 2nd half of the year and was flat during Q4, closing at 4.18%. Noticeably, the trend of curve steepening continued, where the short-end has dropped in concert with the Fed Funds rate, while the long end has remained relatively unchanged.

The Index's option-adjusted spread was essentially unchanged, ending the quarter at 281 bps, which is below the 5-year average of 360 bps (see chart). After peaking at nearly 600 bps in July of 2022, spreads have trended down to historically "tight" levels despite pockets of weakness like the regional banking crisis in early 2023 and the "Tariff Tantrum" in April of 2025.

Issuance & Defaults:

2025 marked the third straight year of growth in high yield issuance. Per the Security Industry and Financial Markets Association (SIFMA), the total issuance over the last four years was: $112B (2022), $184B (2023), $302B (2024) and $353B (2025). Supply remains robust, fueled by an increase in leveraged buyout-related activity and AI infrastructure investment.

Per CreditSights, the US HY debt-weighted trailing twelve-month (TTM) default rate dropped to 2.4% at the end of the year. Telecommunication and Media remain the sectors with the highest default rates. CreditSights also reported that the US HY distress ratio (bonds with spreads over 1,000 bps) dropped to 7.1% (early January).

Fund Performance

The total return for the Trust was up a modest +0.14% vs. the Index +1.35%. For full performance results, please see the table on page 3. While the majority of bond positions appreciated during the quarter, they were offset by several key equity positions. The Trust maintains its focus on short duration, higher quality high yield investments. As a result, a number of calls and maturities occured during the quarter (see below). Due to the recent turnover, the Trust was able to lower its duration (modified) to 1.7 vs. the Morningstar High Yield category's average of 3.5 as of year-end.

Contributors to the Trust's performance:

- Louisana Pacific 3.6255% 3/15/29
- Nabors Industries Common Stock

Detractors to the Trust's performance:

- NL Industries Common Stock
- Viskase Common Stock

Additions - The following securities were added to the portfolio:

- Altice France SA 9.5% 11/1/29 (Reorganization)
- Altice France SA Common Stock (Reorganization)
- MGM Growth Properties 3.875% 2/15/29 (Buy)
- Tidewater, Inc. 9.125% 7/15/30 (Buy)

Subtractions - The following positions were reduced or removed due to corporate actions:

- Altice France 8.125% 2/1/27 (Reorganization)
- Uniti Group 10.5% 2/15/28 (Full Call)
- Delta Airlines 4.5% 10/20/25 (Maturity)
- Clean Harbors, Inc. 4.875% 7/15/27 (Full Call)
- Spirit Aerosystems 9.375% 11/30/29 (Full Call)
- Allegheny Ludlum 6.95% 12/15/25 (Maturity)

S&P Ratings Changes:

- Argentina GDP-Linked Warrants - Upgrade (12/17/25) from CCC to CCC+
- Spirit Aerosystems 9.375% 11/30/29 - Upgrade (12/11/25) from BB- to BBB-
- Fortress Transportation 5.5% 5/1/28 - Upgrade (11/20/25) from B+ to BB

Outlook

Looking ahead, we remain fundamentally sanguine about the US economic situation on an as-is basis, with the obvious concern about the risk from geopolitical events, which are proving notoriously difficult to predict. We do also note that the bond markets are increasingly expressing their apprehension over the level of deficit spending in developed market countries --- interestingly and perhaps counterintuitively, the problem of intractable deficits is viewed as less of a problem in emerging economies. As such, it is quite possible that the bond market of a major country could seize up, briefly, as happened in the United Kingdom in 2022, with some spillovers to other counties' financial markets.

With all that said, spreads in the high yield market also remain relatively tight, and therefore tactically we believe that an attractive strategy is to keep the average maturity of our portfolio relatively short. We believe this leaves us nimble and able to react to any dislocation that may or may not occur, if we think tilting the portfolio at that time seems prudent. Regardless of the case, we believe our flexibility as active managers will be an asset in 2026.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

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DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 6/30/25:

AVERAGE ANNUAL RETURNS (AS OF DECEMBER 31, 2025)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	0.14%	10.26%	10.26%	9.33%	6.03%	4.38%	6.86%
ICE BofA US High Yield Index	1.35%	8.50%	8.50%	10.02%	4.50%	6.44%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Homer City Holdings (7.8%) 2. Pyxus Holdings (7.8%) 3. Tidewater, Inc. (4.3%) 4. KB Home (4.1%) 5. XPO Logistics (4.0%) 6. Comstock Resources (4.0%) 7. Performance Food Group (4.0%) 8. Fair Isaac Corp. (4.0%) 9. SS&C Technologies (4.0%) 10. Pitney Bowes (4.0%).

For a complete list of holdings, click here to see the most recent quarterly holdings report (as of 9/30/25). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.14% on an annualized basis ending 9/30/2024. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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